

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2010

Mr. Kenneth Stead
President
Kat Gold Holdings Corp.
1149 Topsail Rd.
Mount Pearl, Newfoundland
A1N 5G2, Canada

      Re: Kat Gold Holdings Corp.
             Amendment Number 3 to Form 8-K
             Filed December 22, 2010
             Form 10-Q for the Six Months Ended June 30, 2010
             Filed August 12, 2010
             File No. 000-53450

Dear Mr. Stead:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  /s/ Larry Spirgel
                  Larry Spirgel
                  Assistant Director

cc: Henry Nisser, Esq.
via facsimile: (212) 809-5449